June 27, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010CF/AD8

Washington, DC 20549

ATTN:	Duc Dang

Re:	Behringer Harvard Opportunity REIT II, Inc.
Registration Statement on Form S-11, as amended
Commission File No. 333-169345

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Behringer Harvard Opportunity REIT II, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 10:00 a.m. (EDT) on July 5, 2011 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•                 should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                 the Company may not assert this declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Sirianni at 919-786-2025 of DLA Piper LLP (US), counsel to the Company, with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Behringer Harvard Opportunity REIT II, Inc.

By:	/s/Kymberlyn K. Janney
Name:	Kymberlyn K. Janney
Title:	Chief Financial Officer and Treasurer

cc: Laura K. Sirianni, Esq.